Rule 424(b)(2)
                                                    Registration No. 333-60474


PRICING SUPPLEMENT NO. 94 dated October 3, 2003
to Prospectus Supplement dated June 14, 2001
and Prospectus dated June 14, 2001

LEHMAN BROTHERS HOLDINGS INC.
Medium-Term Notes, Series G
Due Nine Months or More From the Date of Issue

CUSIP No.:                      52517PVK4

ISIN:                           US52517PVK47

Specified Currency:             US Dollars

Principal Amount:               US$5,000,000.00

                                Total                  Per Note
Issue Price:                    US$5,000,000.00        100%
Agent's Commission:             US$        0.00          0%
Proceeds to Lehman
   Brothers Holdings:           US$5,000,000.00        100%

In addition, at the Original Issue Date specified below, Lehman Brothers Holdings may issue up to an additional $45,000,000.00 aggregate principal amount of Notes similar in all respects (including with respect to the Issue Price and the Agent's Commission specified above).

Agent:                          Lehman Brothers Inc.

Agent's Capacity:               [  ]  As agent         [X ]  As principal  (See
                                                         "Underwriting" below.)

Trade Date:                     October 3, 2003

Original Issue Date:            October 30, 2003

Stated Maturity Date:           October 30, 2013

Amortizing Note:                [  ]  Yes     [X ]  No

Amortization Schedule:          Not applicable

[  ]  Fixed Rate Note

[X ]  Floating Rate Note        [  ]  CD Rate
                  [  ]  Commercial Paper Rate
                  [  ]  Federal Funds Rate
                  [  ]  LIBOR Telerate
                  [  ]  LIBOR Reuters
                  [  ]  Treasury Rate:    Constant Maturity [  ] Yes   [  ] No
                  [  ]  Prime Rate
                  [  ]  J.J. Kenny Rate
                  [  ]  Eleventh District Cost of Funds Rate
                  [X ]  Other:  See "Interest Rate per Annum" and "Lifetime
                                Interest" below

Interest Rate per Annum:        From the Original Issue Date through October
                                29, 2004, 10.0%.  From October 30, 2004,
                                through the Stated Maturity Date, the greater of:
                                *  0%, or
                                *  9.20% minus two times 6-Month LIBOR,
                                   subject to the Lifetime Interest described below.

Lifetime Interest:              12.00% of the Principal Amount, or $600,000.
                                The amount of Lifetime Interest is the maximum and minimum aggregate amount of interest that will be paid on the Notes from the Original
                                Issue Date through the earlier of the Stated
                                Maturity Date or date of automatic redemption.
                                If on any Interest Payment Date the amount of Lifetime Interest is reached, the Notes will be automatically redeemed at par on such Interest
                                Payment Date.  If the Notes are not
                                automatically redeemed, interest payable on the Stated Maturity Date will be the difference between the Lifetime Interest and the aggregate amount of all interest payments accrued on the Notes.

Interest Payment Dates:         Each April 30 and October 30, commencing on
                                April 30, 2004.

Interest Reset Dates:           The 6-Month LIBOR rate will reset 5 London
                                Business Days prior to each Interest Payment
                                Date.

6-Month LIBOR:                  For any Interest Reset Date, the offered rates
                                for deposits in U.S. dollars for a period of six months, commencing on such Interest Reset
                                Date, which appears on Moneyline Telerate on page 3750 (or any successor service or page for the purpose of displaying the London interbank offered rates of major banks) as of 11:00 a.m., London time, on that Interest Reset
                                Date. If 6-Month LIBOR cannot be determined on a Interest Reset Date as described above, then the calculation agent will determine LIBOR based on quotations from reference banks in the manner described in the Prospectus Supplement for deposits in U.S. dollars for a period of six months, commencing on such Interest Reset
                                Date.

LIBOR Business Day:             Any day that is a day on which dealings in
                                deposits in U.S. dollars are transacted in the London interbank market.

New York Business Day:          Any day that is not a Saturday or Sunday and
                                that, in New York City, is not a day on which banking institutions generally are authorized or obligated by law or executive order to be closed.

Interest Computation:           Interest will be computed on the basis of that
                                there are 30 days in a month.

Accrue to Pay:                  [  ]  Yes      [X ]  No

Interest Rate
   Calculation Agent:           Lehman Brothers Special Financing

Automatic Redemption:           The Notes will be automatically redeemed at par
                                once the aggregate amount of interest payments is equal to the Lifetime Interest. Automatic redemption will only occur on Interest Payment
                                Dates. The Interest Rate Calculation Agent will notify the Issuer of the occurrence of an automatic redemption event.

Optional Redemption:            Not applicable.

Optional Repayment:             Not applicable.

Extension of Maturity:          Not applicable.

Form of Note:                   [X ]  Book-entry only (global)
                                [  ]  Certificated

Depository:                     The Depository Trust Company

Authorized Denominations:       $10,000 or any larger whole multiple

Issuer Rating:                  Long-term senior unsecured debt of Lehman
                                Brothers Holdings is currently rated A by Standard & Poors, A2 by Moodys Investors
                                Service and A+ by Fitch IBCA.


RISK FACTORS

An investment in the Notes entails certain risks not associated with an investment in conventional fixed rate medium-term notes. See "Risk Factors" generally in the Prospectus Supplement. You should consider the risk that the Interest Rate calculation provisions applicable to the Notes may result in less interest being payable on the Notes than on a conventional fixed rate debt security issued by Lehman Brothers Holdings at the same time. You should consider the risk that the interest rate you will receive will decrease as 6-Month LIBOR increases, and increase as 6-Month LIBOR decreases (and, in each case, by twice the amount of any such increase or decrease in 6-Month LIBOR), because the interest rate on the Notes after the first year will be determined by subtracting two times 6-Month LIBOR from 9.20%. Generally, as market interest rates increase, the market value of fixed rate debt instruments will decrease. Because the interest rate on the Notes will decrease as 6-Month LIBOR increases, the market value of the Notes can be expected to decrease to a much greater extent than the market rate of fixed rate notesif interest rates increase.

In addition, you should consider that your Notes will be automatically redeemed once the aggregate amount of interest paid on the Notes reaches 12.00%. This means that you will not be able to predict when the principal amount of the Notes will be repaid and you may receive payments of principal of the Notes before the Stated Maturity Date set forth above. To the extent 6-Month LIBOR decreases, the interest rate on the Notes will increase and the likelihood the Notes will be automatically redeemed will increase. Conversely, to the extent 6-Month LIBOR increases, the interest rate on the Notes will decrease and the likelihood that the Notes will be automatically redeemed will decrease. When your Notes are automatically redeemed, you may not be able to reinvest the redemption proceeds at an effective interest rate as high as the then existing effective interest rate on the Notes.

The secondary market for, and the market value of, the Notes will be affected by a number of factors independent of the creditworthiness of Lehman Brothers Holdings, including the level and direction of interest rates, the anticipated level and potential volatility of 6-Month LIBOR, the method of calculating 6-Month LIBOR, the time remaining to the maturity of the Notes, the automatic redemption provisions applicable to the Notes, the aggregate principal amount of the Notes and the availability of comparable instruments. The level of 6-Month LIBOR depends on a number of interrelated factors, including economic, financial and political events, over which Lehman Brothers Holdings has no control. The following table, showing the historical level of 6-Month LIBOR in effect for the hypothetical Interest Reset Dates listed below, illustrates the variability of that rate:


Historical Levels of 6-Month LIBOR

Hypothetical                              Hypothetical
Interest Reset Date    6-Month LIBOR      Interest Reset Date    6-Month LIBOR

April 30, 1987         7.375              October 30, 1995       5.875
October 30, 1987       7.688              April 30, 1996         5.562
April 29, 1988         7.562              October 30, 1996       5.562
October 28, 1988       8.625              April 30, 1997         6.000
April 28, 1989         9.938              October 30, 1997       5.781
October 30, 1989       8.438              April 30, 1998         5.812
April 30, 1990         8.875              October 30, 1998       4.979
October 30, 1990       8.062              April 30, 1999         5.042
April 30, 1991         6.312              October 29, 1999       6.120
October 30, 1991       5.375              April 28, 2000         6.731
April 30, 1992         4.250              October 30, 2000       6.721
October 30, 1992       3.562              April 30, 2001         4.302
April 30, 1993         3.312              October 30, 2001       2.171
October 29, 1993       3.438              April 30, 2002         2.120
April 29, 1994         4.750              October 30, 2002       1.619
October 28, 1994       5.938              April 30, 2003         1.290
April 28, 1995         6.375


The historical experience of 6-Month LIBOR should not be taken as an indication of the future performance of 6-Month LIBOR during the term of the Notes. Fluctuations in the level of 6-Month LIBOR make the Notes' effective interest rate difficult to predict and can result in effective interest rates to investors that are lower than anticipated. In addition, historical interest rates are not necessarily indicative of future interest rates. Fluctuations in interest rates and interest rate trends that have occurred in the past are not necessarily indicative of fluctuations that may occur in the future, which may be wider or narrower than those that have occurred historically.


CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

Treatment of Notes as Contingent Payment Debt Instruments

Lehman Brothers Holdings intends to treat the Notes as "contingent payment debt instruments." As such, Lehman Brothers Holdings intends to report interest deductions with respect to the Notes based on this treatment and will, upon written request, provide holders of Notes with a projected payment schedule. Under such characterization, holders of the Notes will accrue original issue discount based on the "comparable yield" of the Notes (generally, the rate at which Lehman Brothers Holdings would issue a fixed rate debt instrument with terms and conditions similar to the Notes), and if the actual payments made on the Notes differ from the projected payments, positive or negative adjustments will be made for such differences for tax purposes. In addition, any gain or loss on the sale, exchange or retirement of the Notes generally will be treated as ordinary income or loss.

Based on the current interest rate environment, Lehman Brothers Holdings estimates that the comparable yield of the Notes would be an annual rate of approximately 6.130%, compounded semi-annually. Lehman Brothers Holdings will not determine the actual comparable yield of the Notes, however, until they are issued. Any positive adjustment, for the amount by which an actual payment exceeds a projected contingent payment, will be treated as additional interest. Negative adjustments will be treated as follows: (i) first, any negative adjustment will reduce the amount of interest required to be accrued in the current year, (ii) second, any negative adjustments that exceed the amount of interest accrued in the current year will be treated as ordinary loss to the extent that the holder's total interest inclusions exceed the total amount of net negative adjustments treated as ordinary loss in prior taxable years, and (iii) third, any excess negative adjustments will be carried forward to offset future income or amount realized on disposition.

Holders of Notes can obtain the comparable yield of the Notes and the projected payment schedule by submitting a written request for them to Lehman Brothers Holdings at the following address (which replaces the address provided in the accompanying Prospectus):

                         Controllers Office
                         Lehman Brothers Holdings Inc.
                         745 Seventh Avenue
                         New York, New York 10019
                         (212) 526-7000

By purchasing a Note, a holder agrees to be bound by the determination of Lehman Brothers Holdings of the comparable yield and the projected payment schedule. For United States federal income tax purposes, a holder of Notes must use the comparable yield and projected payment schedule in determining its original issue discount accruals, and the adjustments thereto described above, in respect of the Notes. The comparable yield and projected payment schedule are not provided for any purpose other than the determination of a holder's original issue discount and adjustments thereof in respect of the Notes and do not constitute a projection or representation regarding the actual amount of the payments on a Note.

For a general discussion of the tax consequences associated with contingent payment debt instruments, see "United States Federal Income Tax Consequences-Debt Securities-Consequences to United States Holders-Contingent Payment Debt Securities" in the Prospectus.

It is possible that the Notes may be taxed in some manner other than that described above. A different treatment from that described above could affect the amount, timing and character of income, gain or loss in respect of an investment in the Notes. Investors should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of the Notes, including the tax consequences under state, local, foreign and other tax laws.


Certain Other United States Federal Income Tax Consequences

A summary of certain United States federal income tax consequences that will apply to holders of debt securities is set forth under "United States Federal Income Tax Consequences-Debt Securities" in the Prospectus. Holders should note that the backup withholding tax rate of 31% referenced in the Prospectus under "United States Federal Income Tax Consequences-Debt Securities-Information Reporting and Backup Withholding-United States Holders" has been reduced to 28% for payments made through 2010, after which time the rate will revert back to 31% absent Congressional action.

In addition, the sections below replace the summaries set forth in the Prospectus under "United States Federal Income Tax Consequences-Debt Securities-Consequences to Non-United States Holders-United States Federal Estate Tax" and "United States Federal Income Tax Consequences-Debt Securities-Information Reporting and Backup Withholding-Non-United States Holders."


Consequences to Non-United States Holders

United States Federal Estate Tax

Your estate will not be subject to United States federal estate tax on debt securities beneficially owned by you at the time of your death provided that:

* any payment to you on the debt securities would be eligible for exemption from the 30% United States federal withholding tax under the rules described in the bullet points under "United States Federal Income Tax Consequences-Debt Securities-Consequences to Non-United States Holders-United States Federal Withholding Tax," without regard to the certification requirements of the fourth bullet point; and
* interest on those debt securities would not have been, if received at the time of your death, effectively connected with the conduct by you of a trade or business in the United States.


Information Reporting and Backup Withholding

Non-United States Holders

If you are a non-United States holder of debt securities, we must report annually to the IRS and to you the amount of payments we make to you and the tax withheld with respect to such payments, regardless of whether withholding was required. Copies of the information returns reporting such payments and withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty. You will not be subject to backup withholding regarding payments we make to you provided that we do not have actual knowledge or reason to know that you are a United States person and we have received from you the statement described above in the fourth bullet point under "United States Federal Income Tax Consequences-Debt Securities-Consequences to Non-United States Holders-United States Federal Withholding Tax."

In addition, you will be subject to information reporting and, depending on the circumstances, backup withholding regarding the proceeds of the sale of a debt security made within the United States or conducted through United States-related intermediaries, unless the payor receives the statement described above and does not have actual knowledge or reason to know that you are a United States person, or you otherwise establish an exemption.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the IRS.


UNDERWRITING

Lehman Brothers Holdings has agreed to sell to Lehman Brothers Inc. (the "Agent"), and the Agent has agreed to purchase, the principal amount of the Notes. The Agent is committed to take and pay for all of the Notes, if any are taken.

The Agent proposes to offer the Notes initially at a public offering price equal to the Issue Price set forth above and to certain dealers at such price. After the initial public offering, the public offering price and other selling terms may from time to time be varied by the Agent.

The Notes are a new issue of securities with no established trading market. Lehman Brothers Holdings has been advised by the Agent that it intends to make a market in the Notes, but it is not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

Lehman Brothers Holdings has agreed to indemnify the Agent against certain liabilities under the Securities Act of 1933, as amended, as described in the accompanying Prospectus Supplement.


Capitalized terms used herein without definition have the meanings ascribed to them in the Prospectus Supplement and Prospectus.


Lehman Brothers Holdings Inc.


By:      /s/   Paolo Tonucci
Name:    Paolo Tonucci
Title:   Authorized Officer